BH MOVIE LLC
REGULATION CROWDFUNDING OFFERING

EXHIBIT C

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

"Blind Hope"

EXHIBIT A

SHORT FORM COPYRIGHT ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS that, in consideration of one-hundred Dollars ($100.00) and other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned Charo Entertainment, LLC, loan-out company for Matilde Charo Toledo a/k/a Charo ("Assignor") does hereby sell, grant, convey and assign unto BH Movie LLC ("Assignee"), its successors, assigns and licensees the rights, title, and interest to that certain original screenplay written by CHARO TOLEDO entitled "Blind Hope" ("LITERARY PROPERTY") pursuant to that certain Option/Purchase Agreement with an effective date of July __, 2026 between ASSIGNOR and BH MOVIE LLC ("Agreement").

This instrument is executed in accordance with and is subject to the Agreement. Any terms not defined herein shall be defined pursuant to the Agreement.

Dated as of July 7, 2026.

ASSIGNOR:

Charo Entertainment, LLC

By_____   _____
    Matilde Charo Toledo
    a/k/a Charo Toledo, Manager

_____
Matilde Charo Toledo a/k/a Charo Toledo